NEWS RELEASE

FOR IMMEDIATE RELEASE

CE FRANKLIN MAILS SHAREHOLDER MATERIALS FOR PLAN OF ARRANGEMENT

June 15, 2012 – CE Franklin Ltd. (NASDAQ: CFK; TSX: CFT) ("CE Franklin") announced today that, further to the previously announced statutory plan of arrangement (the "Arrangement") with NOCL Holding B.V. ("NOCL") and NOV Distributions Services ULC ("NDS"), both of which are indirect subsidiaries of National Oilwell Varco, Inc., the interim order has been granted by the Court of Queen's Bench of Alberta (the "Interim Order").  The granting of the Interim Order was a condition to the completion of the Arrangement.

Further, the management information circular and proxy statement (the "Circular") will be filed with securities regulators in Canada and the United States and will be accessible on the SEDAR website (www.sedar.com) and the Securities Exchange and Commission's website (www.sec.gov) on June 18, 2012.  Holders of Common Shares of record as of June 13, 2012 will receive a paper copy of the Circular by mail.

The special meeting of the shareholders of CE Franklin will be held on July 16, 2012 at 9:00 a.m. at the offices of CE Franklin, 1800, 635 - 8th Avenue S.W., Calgary, Alberta.  All shareholders are encouraged to vote in person or by proxy.  Details on how to vote are contained in the Circular.

As previously announced on May 30, 2012, pursuant to the Arrangement, NOCL and NDS have agreed to acquire all of the issued and outstanding common shares in the capital of CE Franklin for consideration of CAD$12.75 per Common Share.

About CE Franklin

For more than 75 years, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

About NOV

National Oilwell Varco is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934; within the meaning of Canadian securities law and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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1800, 635 - 8th Avenue S.W., Calgary, Alberta T2P 3M3	www.cefranklin.com
(403) 531-5600 Fax: (403) 234-7698